[These tweets relate to a joint investigation by CBS’s “Sixty Minutes” and The Washington Post that was reported in both outlets on October 15, 2017.  The Post story is entitled The Drug Industry’s Triumph Over the DEA.]

IBT Cap Strategies @TeamstersDC  Oct 16

DEA responds to explosive "60 Minutes" report about opioid crisis

View Tweet activity

IBT Cap Strategies @TeamstersDC  Oct 16

#corpgov question of day: what's going through director mind after seeing firm hauled b4 @60minutes @LennyMBernstein #opioidcrisis $CAH $MCK

View Tweet activity

 You Retweeted

Lenny Bernstein @LennyMBernstein  Oct 16

Thanks @SquawkCNBC for having me on to talk about our WaPo-60 Minutes opioid investigation. Our full story:

Direct message

 You Retweeted

Eric W. Eyre @EricEyre  Oct 15

How drug distributors, aided by Congress,got away with dumping pain pills in WV and the rest of the US

Direct message

 You Retweeted

Eric W. Eyre @EricEyre  Oct 14

Teamsters: Pill shipper Cardinal Health in "corporate crisis" over opioid epidemic

Direct message

 You Retweeted

Eric W. Eyre @EricEyre  Oct 14

Congress puts heat on DEA to release info on painkiller shipments to WV

Direct message

 You Retweeted

Dana Wise @DanaDWise  Oct 14

Dana Wise Retweeted Dana Wise

@TeamstersDC

Dana Wise added,

Dana Wise @DanaDWise

$CAH needs independent and accountable leadership to fix its opioid crisis failures #corpgov @MelinAnders https://www.bloomberg.com/news/articles/2017-10-13/teamsters-push-to-strip-cardinal-health-ceo-of-chairman-s-role …

 essage

IBT Cap Strategies @TeamstersDC  Oct 14

House panel directs DEA to reveal pain-pill shipments to WV https://www.wvgazettemail.com/news/health/house-panel-directs-dea-to-reveal-pain-pill-shipments-to/article_c1e50415-5c3f-5963-9ad2-facd19c9925b.html?utm_medium=social&utm_source=twitter&utm_campaign=user-share … via @wvgazettemail

View Tweet activity

IBT Cap Strategies @TeamstersDC  Oct 13

#Teamsters target drug giant Cardinal Health's response to #opioidcrisis https://www.wvgazettemail.com/news/health/teamsters-target-drug-giant-cardinal-health-s-response-to-opioid/article_728f2b08-d813-566b-b76f-3c9710dd8455.html?utm_medium=social&utm_source=twitter&utm_campaign=user-share … via @wvgazettemail @teamsters #corpgov

View Tweet activity

IBT Cap Strategies @TeamstersDC  Oct 13

#Teamsters seek ouster of Big Pharma boss https://www.nbcnews.com/storyline/americas-heroin-epidemic/teamsters-seek-ouster-big-pharma-boss-n810511 … via @nbcnews #corpgov $cah pharmalot @pharmalot  Oct 13

Teamsters step up pressure on Cardinal to split ceo & chairman jobs in wake of #opioid crisis.. https://www.statnews.com/pharmalot/2017/10/13/teamsters-cardinal-health-opioids/ … #pharma $CAH $MCK

Direct message

IBT Cap Strategies @TeamstersDC  Oct 13

Shares of U.S. drug distributors fall ahead of a @60Minutes report on the #opioidcrisis https://www.bloomberg.com/news/articles/2017-10-13/drug-distributors-fall-ahead-of-60-minutes-on-opioid-crisis … via @markets #corpgov

Lenny Bernstein @LennyMBernstein  Oct 13

We worked with "60 Minutes" and "Reveal" to show how Congress and the drug industry undermined DEA's opioid fight. https://www.facebook.com/washingtonpost/videos/10156819137167293/?hc_ref=ARQjfyqdWjT3QjrJ9zTcAMy6tUFhQQT_2MD9ap5Mx29KvGNUT3C_RNW95GS6eNpnKTY&pnref=story …

Direct message

IBT Cap Strategies @TeamstersDC  Oct 13

Teamsters urge Cardinal Health shareholders to take #corpgov action in wake of #opioidcrisis https://www.statnews.com/pharmalot/2017/10/13/teamsters-cardinal-health-opioids/ … via @statnews $CAH

View Tweet activity

IBT Cap Strategies @TeamstersDC  Oct 13

Cannot afford to miss: Sunday @60Minutes will air investigation into big drug wholesalers' roles in #opioidcrisis $CAH $ABC $MCK #corpgov

 You  Direct message

IBT Cap Strategies @TeamstersDC  Oct 13

IBT Cap Strategies Retweeted CBS News

#corpgov $MCK $CAH $ABC

IBT Cap Strategies added,

1:47

CBS NewsVerified account @CBSNews

.@BillWhitakerCBS: Whistleblowers say they thought influence of drug companies was "more influential than suffering of their constituents”

View Tweet activity

IBT Cap Strategies @TeamstersDC  Oct 13

CEO at center of #opioidcrisis says what? "The search for blame is the enemy of the search for solutions." @cardinalhealth #corpgov $CAH

 You Retweeted

Alicia Ritcey @AliciaRitcey  Oct 13

@Teamsters Push to Strip Cardinal Health CEO of Chairman’s Role --- check it out on @TheTerminal by @MelinAnders #corpgov

Direct message

 You Retweeted

Alicia Ritcey @AliciaRitcey  Oct 13

Replying to @AliciaRitcey @Teamsters and 2 others

Now on the web:

Direct message

IBT Cap Strategies @TeamstersDC  Oct 13

#Teamsters Push to Strip Cardinal Health CEO of Chairman's Role over handling of #opioidcrisis $CAH https://www.bloomberg.com/news/articles/2017-10-13/teamsters-push-to-strip-cardinal-health-ceo-of-chairman-s-role … #corpgov $CAH